Exhibit 99.3

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)

#1203-4464 Markham Street

Victoria, BC V8Z 7X8

Canada

Item 2	Date of Material Change

November 30, 2018

Item 3	News Release

A news release was issued and disseminated by the Company through Business News Wire on November 30, 2018.

Item 4	Summary of Material Change

The Company announced that it has entered into an Open Market Sale Agreement (the “Sale Agreement”) with Jefferies LLC (“Jefferies”) pursuant to which the Company may from time to time sell, through at-the-market (“ATM”) offerings with Jefferies acting as sales agent or directly to Jefferies acting as principal, such common shares in the capital of the Company (“Common Shares”) as would have an aggregate offering price of up to US$30,000,000.

Item 5	Full Description of Material Change

The Company announced that it has entered into the Sale Agreement with Jefferies pursuant to which the Company may from time to time sell, through ATM offerings with Jefferies acting as sales agent or directly to Jefferies acting as principal, such Common Shares as would have an aggregate offering price of up to US$30,000,000. The offering will be made by way of a prospectus supplement dated November 30, 2018, and filed by the Company with securities regulatory authorities in Canada in the provinces of British Columbia, Alberta and Ontario, and with the United States Securities and Exchange Commission, which supplements the Company’s short form base shelf prospectus dated March 26, 2018, and the Company’s shelf registration statement on Form F-10 dated March 26, 2018, declared effective on March 29, 2018.

Jefferies, at the Company’s discretion and instruction, will use its commercially reasonable efforts to sell the Common Shares at market prices from time to time. Sales in the ATM offering will only be conducted in the United States through NASDAQ or another exchange at market prices. No sales will be conducted in Canada or through the Toronto Stock Exchange.

The Company currently intends to use the proceeds from sales related to the ATM offering, if any, to fund its operations, including clinical development and commercial production of voclosporin (whether for lupus nephritis (“LN”) or other indications), regulatory, pre-marketing and commercialization preparation activities for the potential approval of voclosporin, primarily for LN but also potentially for other voclosporin indications, business development opportunities such as additional product in-licensing transactions, additional clinical trials or acquisitions of other businesses or products, capital expenditures and working capital.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com

Item 9	Date of Report

November 30, 2018

Cautionary Note Regarding Forward-looking Statements

This press release contains forward-looking statements. Forward-looking statements in this press release include statements about the possible sales of Common Shares and statements of the current intended use of proceeds from the sale of shares, if any. The forward-looking statements may include, without limitation, statements that the net proceeds from the sale of the Common Shares will be used primarily to fund its operations, including clinical development and commercial production of voclosporin (whether for LN or other indications), regulatory, pre-marketing and commercialization preparation activities for voclosporin primarily for LN but also potentially for other voclosporin indications, business development opportunities such as additional product in-licensing transactions, additional clinical trials or acquisitions of other businesses or products, capital expenditures and working capital. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the ability of the Company to protect its intellectual property rights, securing and maintaining corporate alliances and partnerships, the need to raise additional capital and the effect of capital market conditions and other factors on capital availability, the potential of its products, the success and timely completion of clinical programs, and the Company’s ability to successfully obtain regulatory approvals and commercialize voclosporin on a timely basis. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. For additional information on risks and uncertainties relating to these forward-looking statements, investors should review the prospectus supplement and accompanying prospectus and consult the Company’s ongoing quarterly filings, annual reports and the Annual Information Form and other filings found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.